Exhibit 99.1

Enerplus Announces Executive Appointments

CALGARY, April 19 /CNW/ - Gordon Kerr, President & Chief Executive Officer of Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the following executive appointments.

Mr. Ian Dundas has been promoted to the position of Executive Vice-President and Chief Operating Officer. In this expanded role, Mr. Dundas will now have oversight for the development and execution of the company's growth and operational strategy with the senior operational leaders listed below reporting to him. Mr. Dundas has 20 years of experience in the area of mergers and acquisitions within the energy industry and joined Enerplus in 2002. He has led the acquisition and business development strategy at Enerplus since that time and has played an increasing role in the development and execution of our internal growth strategies.

Mr. Ray Daniels, Vice-President, Development Services, has been promoted to the position of Senior Vice-President, Canadian Operations and will assume responsibility for the day-to-day operations of our Canadian assets. Mr. Daniels joined Enerplus in 2007 and has approximately 30 years of experience in oil and gas operations in Canada and the United Kingdom.

Mr. Eric Le Dain has been promoted to the position of Senior Vice-President, Strategic Planning, Reserves and Marketing.  He will continue to be responsible for leading the business analysis/ evaluations, reserves, and marketing groups as well as coordinating the strategic planning function.  Mr. Le Dain joined Enerplus in 2006 as Vice President of Marketing and has over 25 years of experience in the areas of oil and gas engineering, marketing and business development. He was appointed to his current role in 2010.

Mr. Dana Johnson, President of Enerplus USA, continues as the senior executive for all U.S. operations and his position has now been elevated to the senior executive level.  Mr. Johnson joined Enerplus in his current role in 2008 and has over 25 years of experience in managerial, operations, business development and engineering in both conventional and unconventional oil and gas throughout Canada and the U.S.

Mr. Scott Walsh has joined Enerplus in the role of Vice-President, Information Systems bringing over 20 years of experience in this area. He will be responsible for the oversight and management of Enerplus' information technologies and service in both Canada and the U.S.

Mr. Rob Symonds, Vice-President, Canadian Operations, is no longer with Enerplus. We thank him for his valuable contribution over the past two years and wish him success in his future endeavours.

"Throughout the past two years, Enerplus has made significant changes to our asset base in order to provide both growth and income to our investors. The changes at the executive level announced today further enhance our leadership team and our ability to deliver competitive results", says Gordon Kerr.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

For further information:
please call 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 14:38e 19-APR-11